

Cobra

2001 ANNUAL REPORT

ABOUT THE COVER

Strong strategic alliances with design, manufacturing and distribution partners will play an increasingly crucial role in Cobra Electronics' continued profitable growth.


Cobra
2001 ANNUAL REPORT

Corporate Profile

2001 Forbes Best Small Companies

Cobra Electronics Corporation is a leading global manufacturer of mobile communications products for consumers, having attained the number one or strong number two position in every market in which it currently does business. The FRS (Family Radio Service) market is one of the fastest growing segments of mobile communications, and Cobra is a leading provider in the U.S., Canada and Europe. In addition, 2002 marks Cobra's entry into the GPS (Global Positioning System) market with the development of another innovative mobile communications product line. Cobra, ranked among Forbes' 200 Best Small Companies, has a 40-year track record of designing innovative and award-winning products.

Financial Highlights

(Thousands, except per share amounts)	2001*	2000	% change
OPERATING DATA:			
Net sales	**$ 154,121**	$144,565	6.6%
Gross profit	**43,079**	40,782	5.6%
Operating income	**9,183**	12,821	(28.4)%
Income before taxes	**8,279**	11,321	(26.9)%
Net income	**4,685**	7,189	(34.8)%
Net income per share:			
Basic	**0.75**	1.17	(35.9)%
Diluted	**0.73**	1.12	(34.8)%

* Includes $1.4 million of expenses for the terminated acquisition of Lowrance Electronics.

AS OF DECEMBER 31:			
Total assets	**$ 89,592**	$ 77,761	15.2%
Short-term debt	**0**	13,376	(100.0)%
Long-term debt	**15,378**	0	N/A
Shareholders' equity	**53,972**	48,626	11.0%
Book value per share	**8.56**	7.89	8.5%
Shares outstanding	**6,303**	6,166	2.2%



James R. Bazet, *President/Chief Executive Officer*



Carl Korn, *Chairman of the Board*

Report to Shareholders

There is no question that 2001 was a challenging year for our country, our economy and our company. Despite this, Cobra Electronics delivered a solid performance in 2001.

Of course, we were not the only company that had to deal with the tragedy of September 11 and the first recession in more than ten years. Fortunately, the foundation we have built during the past few years allowed us to overcome these obstacles. Net sales for the year ended December 31, 2001 were $154.1 million, an increase of 6.6% from the prior year. Net income was $4.7 million. While this represents a 35% decline from 2000, nearly $1.0 million of this decline was due to a one-time expense associated with our terminated efforts to acquire Lowrance Electronics. Importantly, we maintained our long-term focus and made significant investments in product development and retail distribution that should generate healthy returns in 2002 and beyond.

EXCEPTIONAL PRODUCTS . . . EXTENSIVE DISTRIBUTION

One key reason for our resilient 2001 performance was our continuing commitment to our "develop or die" philosophy regarding new products. This commitment manifests itself in the number of new products we introduce, as well as in the degree of innovation and differentiation we bring to the market.

Having truly exceptional products made it possible for our sales organization to secure placement in virtually every major retail account in the country. Our sales efforts are concentrating on "thinking out of the box" and convincing several new sales channels to carry our products. Our two-way radios are now being sold in some of America's largest grocery and drug store chains. These radios will also soon be available in the gift shops of several theme parks and the duty-free shops of most cruise lines, providing high-profile consumer exposure as well as significant sales potential.

These distribution gains have strengthened our ability to achieve our goal of being the leader in each of our markets. In 2001, we extended our number one position in the U.S. radar detection and Citizens Band radio markets. We remained the strong number two brand in the U.S. Family Radio Service market, significantly narrowing the gap between ourselves and the leading brand. We solidified our number one position in the Family Radio Service market in Canada as well as maintained our number two position in the Personal Mobile Radio market in Europe.

Judging by the reception our latest product line received at the recent International Consumer Electronics Show, we are confident that 2002 will hold further distribution gains for Cobra.

BUILDING PARTNERSHIPS FOR THE FUTURE

No company could realize such accomplishments without developing and nurturing a significant number of highly productive partnerships. We sincerely view our retail customers as our partners in bringing consumers the products they want as conveniently and affordably as possible. To create the most attractive and ergonomic products on the market, we have partnered with the extremely talented product design firm, PDT Inc. To manufacture those products, we have contracted with an outstanding group of factories dedicated to exceptional quality and innovation. We have also increased the number of European distributor partners to twelve by expanding into Germany and Italy. Cobra products are now distributed in 32 countries worldwide.

Our most recent partnership is allowing us to enter one of the fastest-growing categories in the electronics industry. Beginning in the second half of 2002, we will begin shipping a complete line of hand-held GPS (Global Positioning Systems) devices produced through our partnership with Maxwood Technology Ltd. Our long-term goal is to achieve the same level of market leadership in GPS that we have in our other categories.

CREATING SHAREHOLDER VALUE

Our ability to create shareholder value is a key reason that *Forbes* magazine named us to their list of the "Top 200 Small Companies in the U.S." for the second consecutive year. Our market leadership, innovative new products, expansive distribution, new high-growth categories and financial strength all add up to a promising future for Cobra Electronics and its investors.

We thank you for your continued support and look forward to a bright future.

Carl Korn
Chairman of the Board

James R. Bazet
President and CEO
Chicago
March 28, 2002



Sales ($000,000)
103.4
118.7
144.6
154.1
98
99
00
01



EBITDA ($000,000)
6.5
8.1
14.0
11.3
98
99
00
01



Book Value Per Share
6.18
6.80
7.89
8.56
98
99
00
01

Operating Review

One of the core elements of Cobra's growth over the past five years has been its commitment to a "develop or die" philosophy concerning new products. The result: 80% of Cobra's 2001 revenues came from products that did not exist in 1999.

◀ *Cobra's passion for innovation resulted in four Design & Engineering Awards at the 2002 International Consumer Electronics Show.*



▶ *The new PR 1100 WX is expected to strengthen Cobra's position as the number one brand of GMRS radios.*

New Cobra Products



1998-99:
34
2000-01:
85

PARTNERS IN INNOVATION

Ordinary products are a sure route to ordinary sales and financial results, and that is a route Cobra Electronics refuses to take. One important key to Cobra's ability to bring innovation to the marketplace is its ongoing dialog with consumers to determine the features, performance levels and designs that will best meet their needs.

During the past two years Cobra and its vendor-partners have introduced a total of 85 new products to the market. Cobra was the first FRS manufacturer to develop a line of radios with replacement fronts. The company further differentiated itself from the competition by offering a variety of "value packs" combining radios with such accessories as rechargeable batteries and battery chargers. Such innovations enabled Cobra to strengthen its number two position in the FRS category and get closer to its goal of becoming number one.

Consumers have given FRS radios high marks for their versatility, convenience and overall performance. Some consumers, however, have expressed a desire for greater range than the two miles these radios typically deliver. Cobra's response: Innovative and


Cobra
14
BATT LOW
micro
Cobra
micro
call
channel
Cobra
micro
Cobra
14 38
BATT LOW
micro
call
channel

American consumers spent over $600 million on FRS radios in 2001. Cobra's new models for 2002 are expected to allow the company to close in on the number one market share position in the category.

Operating Review, continued

consumer-friendly General Mobile Radio Service (GMRS) radios, which by law deliver four times the power and over twice the range of FRS radios. During the second half of 2001, Cobra introduced the PR 900 DX GMRS radio featuring an exceptionally compact design and voice activation at an excellent value. This model helped make Cobra the industry's number one manufacturer of GMRS radios.

For 2002, Cobra continues to push the design envelope by completely revamping its line of FRS and GMRS radios, as well as its PMR radios for Europe. Cobra and design partner PDT Inc. conducted exhaustive consumer research across the United States and Europe, and the result is an array of exceptionally stylish and compact designs that clearly reinforce the radios' outstanding quality.

In radar detection, Cobra's 2001 innovations included the first detector incorporating a NOAA All Hazards Alert Radio and an attractively priced detector sporting a digital compass. For 2002, Cobra is accelerating the pace of innovation by completely redesigning its detection line. This line will incorporate 10 Band™ detection as well as SmartMute™ technology, both of which are exclusive to Cobra. SmartMute technology addresses the consumer's number one complaint about detectors by virtually eliminating false alerts. These superior technologies, coupled with new award-winning product designs, are expected to allow Cobra to strengthen its number one position in this market.

In Citizens Band radios, Cobra solidified its market leadership by adding its exclusive NightWatch™ backlighting technology to its two biggest-selling models. Cobra's HighGear® power inverter line also became the number one seller in travel centers on the strength of its exclusive Pentagon Protection™ safety technology.

During the second half of 2002, Cobra is targeting its innovation at one of the fastest-growing categories in all of electronics: Global Positioning Systems, or GPS. After an exhaustive search of potential manufacturing partners,



In 2002 Cobra brings its product innovation and marketing expertise to the fast-growing GPS category.



Cobra's stunning new line of radar detectors features two exclusive technologies: 10 Band detection and SmartMute anti-falsing.



To address growing consumer concerns about potential civil emergencies, all Cobra products incorporating NOAA radios will feature this logo on their packaging. The ESD 9230 WX radar detector on the left is just one of these products.

NOAA ALL HAZARDS ALERT RADIO (warns you of weather, chemical and other civilian emergencies)

In the mid-1990s Cobra products were carried by only a few major U.S. retail accounts. Today, Cobra products can be found in virtually every consumer electronics retailer in the country.


Cobra

◀ *A Snap™ replacement front was used to customize this FRS radio for an exciting Fourth of July promotion being run by a major Cobra customer.*



▶ *Cobra's new GPS line is expected to increase the company's placement in sporting goods retailers.*


Cobra's U.S. Retail Storefronts
1997
16,000
1998
17,000
1999
18,000
2000
20,000
2001
31,000

Cobra formed a strategic alliance with Maxwood Technology Ltd. to produce a complete line of technologically advanced hand-held GPS receivers.

PARTNERS IN PLACEMENT

Over the past four years, the number of storefronts carrying Cobra products has grown steadily. As a result, Cobra products are now being sold by virtually every major consumer electronics retailer in the United States and Canada. Cobra PMR radios are also being carried by Tesco, the largest retailer in the United Kingdom, as well as several other major European retailers.

In 2001, Cobra's sales organization began to broaden its horizons to include a variety of sales channels not normally associated with consumer electronics products. These efforts will pay off handsomely in 2002, as shoppers at several grocery chains will encounter displays featuring Cobra FRS radios. In addition, visitors to several amusement parks will be able to purchase and use Cobra FRS radios featuring a variety of fun, creative replacement fronts.

Thanks to one of Cobra's newest partners, Cobra's reach will soon extend to the seven seas. Cobra has contracted with Starboard Cruise Services to sell FRS radios through



New distribution partner, Starboard Cruise Services, is selling Cobra two-way radios to passengers on most major cruise lines around the world.



Operating Review, continued

duty-free shops on most of the world's largest cruise lines.

Cobra's policy of partnering with the biggest players in every sales channel extends to the Internet as well. Ads for Cobra products are now periodically "popping up" when America On-Line users log in, generating potential exposure to over 30 million AOL members.

Cobra FRS radios can also be found in some of America's leading drug store chains. In addition, several tests are underway in such diverse channels as automobile dealerships, tire dealers, and hotel incentive programs.

The value of Cobra's powerful distribution network can be seen in the fact that a high percentage of Cobra's major retail customers committed to carry its new GPS line more than eight months in advance of the line's shipment start date.

By expanding the placement of its products into such high-profile new venues as these, Cobra is generating valuable consumer exposure as well as incremental sales. Equally important, by aligning itself with strong retail partners, Cobra is positioning itself to fully capitalize during healthy economic times and to minimize its vulnerability during economic downturns. ■

◀ *Office supply superstores have become a major destination for buyers of FRS/GMRS radios.*


Cobra®
Radar/Laser Detectors
9 band
$10 REBATE
9200
9850
$20 REBATE
Place ESD 9850 Take-a-Ticket Sleeve Here

▲ *High-impact merchandising pieces like the one above ensure that Cobra products stand out in today's highly competitive retail environment.*


TWO-WAY RADIOS
FRS95-2SVPW
Cobra
microTALK
INCLUDES:
14
38
WATER
SCAN
TWO YEAR WARRANTY

◀ *"Value pack" products like this have made Cobra a big seller at membership club stores.*

CONSOLIDATED BALANCE SHEETS

In thousands, except share data	At December 31, 2001	2000
ASSETS:		
Current assets:		
Cash	$ 675	$ 54
Receivables, less allowances for claims and doubtful accounts of $2,518 in 2001 and $1,869 in 2000	41,798	35,972
Inventories, primarily finished goods	22,190	18,873
Deferred income taxes	7,661	4,031
Other current assets	2,488	3,200
Total current assets	74,812	62,130
Property, plant and equipment, at cost:		
Land	330	330
Buildings and improvements	4,008	3,567
Tooling and equipment	17,966	15,668
	22,304	19,565
Accumulated depreciation	(14,843)	(13,308)
Net property, plant and equipment	7,461	6,257
Other assets:		
Deferred income taxes	–	1,688
Cash surrender value of officers' life insurance policies	5,753	5,670
Other	1,566	2,016
Total other assets	7,319	9,374
Total assets	$ 89,592	$ 77,761
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 2,935	$ 3,400
Accrued salaries and commissions	1,445	1,911
Accrued advertising and sales promotion costs	4,182	3,051
Accrued product warranty costs	2,721	2,692
Other accrued liabilities	1,246	1,737
Short-term debt	–	13,376
Total current liabilities	12,529	26,167
Non-current liabilities:		
Deferred compensation	3,328	2,968
Deferred income taxes	4,385	–
Long-term debt	15,378	–
Total non-current liabilities	23,091	2,968
Total liabilities	35,620	29,135
Commitments and Contingencies		
Shareholders' equity:		
Preferred stock, $1 par value, shares authorized–1,000,000; none issued	–	–
Common stock, $.33 1/3 par value, 12,000,000 shares authorized, 7,039,100 issued for 2001 and 2000	2,345	2,345
Paid-in capital	19,899	20,032
Retained earnings	36,329	31,644
	58,573	54,021
Treasury stock, at cost (736,048 shares for 2001 and 872,716 shares for 2000)	(4,601)	(5,395)
Total shareholders' equity	53,972	48,626
Total liabilities and shareholders' equity	$ 89,592	$ 77,761

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except per share amounts	Years Ended December 31, 2001	2000	1999
Net sales	**$154,121**	$144,565	$118,693
Cost of sales	**111,042**	103,783	88,541
Gross profit	**43,079**	40,782	30,152
Selling, general and administrative expense	**32,494**	27,961	23,540
Expenses for the terminated Lowrance acquisition	**1,402**	–	–
Operating income	**9,183**	12,821	6,612
Other income (expense):			
Interest expense	**(787)**	(889)	(878)
Other income (expense), net	**(117)**	(611)	23
Income before income taxes	**8,279**	11,321	5,757
Tax provision	**3,594**	4,132	1,774
Net income	**$ 4,685**	$ 7,189	$ 3,983
Net income per common share:			
Basic	**$ 0.75**	$ 1.17	$ 0.66
Diluted	**$ 0.73**	$ 1.12	$ 0.65
Weighted average shares outstanding:			
Basic	**6,236**	6,142	6,020
Diluted	**6,403**	6,394	6,107

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 4,685**	$ 7,189	$ 3,983
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**2,213**	1,758	1,559
Loss (gain) on cash surrender value of life insurance	**81**	123	(652)
Tax benefit from stock options exercised	**228**	–	–
Deferred taxes	**2,443**	3,859	1,456
Loss on sale of fixed assets	**190**	345	37
Changes in assets and liabilities:			
Receivables	**(5,826)**	(10,551)	1,490
Inventories	**(3,317)**	(10,184)	5,524
Other current assets	**712**	940	(2,512)
Other assets	**204**	(1,030)	(410)
Accounts payable	**(465)**	608	(353)
Accrued liabilities	**203**	1,037	1,356
Deferred compensation	**360**	334	314
Net cash flows from (used by) operating activities	**1,711**	(5,572)	11,792
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(3,361)**	(3,331)	(1,365)
Cash surrender value of life insurance	**(164)**	(294)	(294)
Net cash flows (used in) investing activities	**(3,525)**	(3,625)	(1,659)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings (repayments) under the line-of-credit agreement	**2,002**	9,293	(10,233)
Transactions related to exercise of stock options, net	**433**	251	628
Transactions related to stock repurchase	–	(386)	(535)
Net cash flows from (used in) financing activities	**2,435**	9,158	(10,140)
NET INCREASE (DECREASE) IN CASH	**621**	(39)	(7)
Cash at beginning of year	**54**	93	100
Cash at end of year	**$ 675**	$ 54	$ 93
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	**$ 837**	$ 757	$ 953
Income taxes	**572**	581	79

QUARTERLY FINANCIAL DATA

In thousands, except per share amounts	Quarter Ended March 31 2001	March 31 2000	June 30 2001	June 30 2000	September 30 2001	September 30 2000	December 31 2001	December 31 2000
Net sales	**$30,633**	$21,299	**$35,232**	$35,847	**$36,269**	$38,573	**$51,987**	$48,846
Cost of sales	**22,166**	15,163	**25,901**	25,880	**26,046**	27,702	**36,929**	35,038
Gross profit	**8,467**	6,136	**9,331**	9,967	**10,223**	10,871	**15,058**	13,808
Selling, general and administrative expense	**6,830**	5,156	**7,232**	6,746	**7,766**	7,435	**10,666**	8,624
Expenses for the terminated Lowrance acquisition	**–**	–	**1,402**	–	**–**	–	**–**	–
Operating income	**1,637**	980	**697**	3,221	**2,457**	3,436	**4,392**	5,184
Tax provision	**450**	391	**233**	1,037	**858**	1,213	**2,053**	1,491
Net income	**722**	628	**374**	1,658	**1,375**	1,949	**2,214**	2,954
Net income per share (a):								
Basic	**0.12**	0.10	**0.06**	0.27	**0.22**	0.32	**0.35**	0.48
Diluted	**0.11**	0.10	**0.06**	0.26	**0.22**	0.30	**0.35**	0.46
Weighted average shares outstanding:								
Basic	**6,178**	6,146	**6,221**	6,130	**6,243**	6,132	**6,302**	6,160
Diluted	**6,440**	6,364	**6,490**	6,383	**6,383**	6,443	**6,408**	6,384
Stock Price								
High	**10.313**	6.500	**9.000**	8.375	**8.700**	7.500	**7.110**	6.375
Low	**5.000**	3.875	**6.000**	4.687	**4.950**	5.500	**5.200**	4.500
End of Quarter	**9.063**	5.875	**7.900**	6.750	**5.500**	5.937	**6.280**	5.500
Trading Volume	**2,225**	2,153	**1,898**	2,323	**1,568**	1,714	**1,259**	1,506

(a) The total quarterly income per share may not equal the annual amount because net income per share is calculated independently for each quarter.

FIVE YEAR FINANCIAL SUMMARY

In thousands, except per share amounts	2001	2000	Years Ended December 31, 1999	1998	1997
OPERATING DATA:					
Net sales	**$154,121**	$144,565	$118,693	$103,414	$104,098
Gross profit	**43,079**	40,782	30,152	24,661	21,551
Selling, general and administrative expense	**32,494**	27,961	23,540	19,747	16,655
Expenses for the terminated Lowrance acquisition	**1,402**	–	–	–	–
Operating income	**9,183**	12,821	6,612	4,914	4,896
Gain on sale of building	**–**	–	–	–	1,132
Tax provision (benefit)	**3,594**	4,132	1,744	(10,403)	–
Net income	**4,685**	7,189	3,983	14,200	4,692
Net income per share:					
Basic	**0.75**	1.17	0.66	2.30	0.76
Diluted	**0.73**	1.12	0.65	2.20	0.73
AS OF DECEMBER 31:					
Total assets	**89,592**	77,761	59,579	64,419	48,279
Short-term debt	**–**	13,376	4,083	14,316	10,995
Long-term debt	**15,378**	–	–	–	–
Shareholders' equity	**53,972**	48,626	41,572	37,496	23,673
Book value per share	**8.56**	7.89	6.80	6.18	3.81
Shares outstanding	**6,303**	6,166	6,118	6,066	6,218

Note: Under the terms of its credit agreement, the Company may not pay cash dividends.

The financial statements and selected financial data included herein have not been audited. The information was derived from the full consolidated financial statements for the year ended December 31, 2001, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited by Deloitte & Touche LLP in accordance with auditing standards generally accepted in the United States of America. Copies of the full consolidated financial statements and of the independent auditors' report that expressed an unqualified opinion (dated February 19, 2002) are included in the Company's Proxy Statement and in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, both of which are available on request.

TRANSFER AGENT AND REGISTRAR

Shareholder address changes should be sent directly to:
American Stock Transfer & Trust Co.,
59 Maiden Lane, New York, NY 10007,
(718) 921-8206.

FORM 10-K AND PROXY STATEMENT

A copy of the company's Form 10-K and Proxy Statement will be sent to shareholders upon written request to Gerald M. Laures, Vice President-Finance and Corporate Secretary, or by e-mail to Glaures@cobra.com.

ANNUAL MEETING

You are cordially invited to Cobra Electronics Corporation's annual meeting of shareholders, to be held on Tuesday, May 14, 2002 at 11:00 a.m. The meeting will be held at the offices of Sidley Austin Brown & Wood, Bank One Plaza,
10 South Dearborn Street
Chicago, IL 60603
on the 55th Floor in Room 2-C.

Record date for voting at the meeting is April 5, 2002.

SUMMARY ANNUAL REPORT

This report is in a summary format. It is intended to present 2001 results in a simple, readable style. The more detailed operational and financial material is part of the Proxy Statement.

CORPORATE OFFICERS

Carl Korn
Chairman

James R. Bazet
President and Chief Executive Officer

Anthony A. Mirabelli
Senior Vice President–
Marketing & Sales

Michael Smith
Senior Vice President
and Chief Financial Officer

Gerald M. Laures
Vice President–Finance
and Corporate Secretary

BOARD OF DIRECTORS

James R. Bazet
President and Chief Executive Officer
Cobra Electronics Corporation

William P. Carmichael
Retired Senior Vice President
Sara Lee Corporation

James W. Chamberlain
President, Ryobi North America Inc. and
Senior Vice President/General Manager
Ryobi Finance Corporation

Carl Korn
Chairman

Gerald M. Laures
Vice President–Finance and
Corporate Secretary
Cobra Electronics Corporation

Ian R. Miller
Independent Consultant,
Marketing/Brand Strategy

Harold D. Schwartz
President, Chez & Schwartz, Inc.
Marketing Consultants

CORPORATE HEADQUARTERS

Cobra Electronics Corporation
6500 West Cortland Street
Chicago, Illinois 60707
Phone (773) 889-8870
Fax (773) 889-1678
Consumer Service (773) 889-3087
Internet Website:
http://www.cobra.com

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP,
Chicago, Illinois

CORPORATE COUNSEL

Sidley Austin Brown & Wood,
Chicago, Illinois

COBRA ELECTRONICS EUROPE LIMITED

Michael B. Kavanagh,
Managing Director
Dungar House
Northumberland Avenue
Dun Laoghaire
Co. Dublin, Ireland
Phone 353.1. 236.7007
Fax 353.1. 663.9048

COBRA ELECTRONICS (HK) LIMITED

Daniel S. Schiff,
General Manager
Suite 1901-4, Tower 1
The Gateway
25 Canton Road, Tsimshatsui,
Kowloon, Hong Kong
Phone (852) 2369 0211
Fax (852) 2724 4875

DESIGN AND PRODUCTION—WWW.ANNUALREPORTSINC.COM

Cobra® Cobra Electronics Corporation • 6500 West Cortland St. • Chicago, IL 60707 • 773/889/8870 • www.cobra.com